Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Equinox Gold Corp.
We consent to the use of:
•our report dated March 13, 2025 on the consolidated financial statements of Equinox Gold Corp. (the Entity) which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years then ended, and the related notes (collectively the consolidated financial statements); and
•our report dated March 13, 2025 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2024 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2024.
We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-282467) on Form F-10 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

March 18, 2025
Vancouver, Canada